FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of August 6, 2015

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö  Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes   No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A Half-Year Report 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2015

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

TENARIS S.A.

HALF-YEAR REPORT 2015

TABLE OF CONTENTS

Interim Management Report	2

COMPANY OVERVIEW	3
PRINCIPAL RISKS AND UNCERTAINTIES	4
BUSINESS OVERVIEW	6
RELATED PARTY TRANSACTIONS	12

Management Certification	13

Financial Information	14

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS	14

Investor Information	32

Interim Management Report

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	References in this half-year report to “the Company” refer exclusively to Tenaris S.A., a Luxembourg public limited liability company (société anonyme).

•	References in this half-year report to “Tenaris”, “we”, “us” or “our” refer to Tenaris S.A. and its consolidated subsidiaries.

•	References in this half-year report to “San Faustin” refer to San Faustin S.A., a Luxembourg public limited liability company (société anonyme) and the Company’s controlling shareholder.

•	“Shares” refers to ordinary shares, par value $1.00, of the Company.

•	“ADSs” refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two Shares each.

•	“OCTG” refers to oil country tubular goods.

•	“tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

•	“billion” refers to one thousand million, or 1,000,000,000.

•	“U.S. dollars”, “US$”, “USD” or “$” each refers to the United States dollar.

PURPOSE

This half-year report for the six-month period ended June 30, 2015 has been prepared in compliance with Article 4 of the Luxembourg Transparency Law of 11 January 2008, and should be read in conjunction with the restated annual report for the year ended December 31, 2014 (including the restated financial statements included therein) and the unaudited consolidated condensed interim financial statements included in this half-year report.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and adopted by the European Union, or IFRS.

We publish consolidated financial statements expressed in U.S. dollars. The unaudited consolidated condensed interim financial statements included in this half-year report have been prepared in accordance with IAS 34, “Interim Financial Reporting”. These unaudited consolidated condensed interim financial statements should be read in conjunction with the audited restated consolidated financial statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS. See Note 2 “Accounting Policies and Basis of Presentation” to our unaudited consolidated condensed interim financial statements included in this half-year report.

The unaudited consolidated condensed interim financial statements included in this half-year report have been reviewed by PricewaterhouseCoopers Société coopérative, Cabinet de révision agréé, for purposes of complying with the requirements of the different jurisdictions where the Company is publicly listed.

Rounding

Certain monetary amounts, percentages and other figures included in this half-year report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This half-year report and any other oral or written statements made by us to the public may contain “forward-looking statements”. Forward looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

We use words such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors include the risks related to our business discussed under “Principal Risks and Uncertainties”, among them, the following:

•	our ability to implement our business strategy or to grow through acquisitions, joint ventures and other investments;

•	the competitive environment in our business and our industry;

•	our ability to price our products and services in accordance with our strategy;

•	trends in the levels of investment in oil and gas exploration and drilling worldwide;

•	general macroeconomic and political conditions and developments in the countries in which we operate or distribute pipes; and

•	our ability to absorb cost increases and to secure supplies of essential raw materials and energy.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect our financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this half-year report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation to, update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

COMPANY OVERVIEW

We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry and for other industrial applications. Our customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering, transportation, processing and power generation facilities. Our principal products include casing, tubing, line pipe, and mechanical and structural pipes.

Over the last two decades, we have expanded our business globally through a series of strategic investments. We now operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

Our mission is to deliver value to our customers through product development, manufacturing excellence, and supply chain management. We seek to minimize risk for our customers and help them reduce costs, increase flexibility and improve time-to-market. Our employees around the world are committed to continuous improvement by sharing knowledge across a single global organization.

For more information on the Company, including its competitive strengths, business segments and products see our restated annual report for the year ended December 31, 2014, and for a discussion and analysis of our financial condition and results of operations see “Business overview - Operating and Financial Review and Prospects” in this half-year report.

PRINCIPAL RISKS AND UNCERTAINTIES

We face certain risks associated to our business and the industry in which we operate. We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry. Demand for our products depends primarily on the level of exploration, development and production activities of oil and gas companies which is affected by current and expected future prices of oil and natural gas. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions, affect these prices. Performance may be further affected by changes in governmental policies, the impact of credit restrictions on our customers’ ability to perform their payment obligations with us, and any adverse economic, political or social developments in our major markets. Furthermore, competition in the global market for steel pipe products may cause us to lose market share and hurt our sales and our profitability may be hurt if increases in the cost of raw materials and energy cannot be offset by higher selling prices. In addition, there is an increased risk that unfairly-traded steel pipe imports in markets in which Tenaris produces and sells its products may affect Tenaris’s market share, deteriorate the pricing environment and hurt sales and profitability. A recession in the developed countries, a cooling of emerging market economies or an extended period of below-trend growth in the economies that are major consumers of steel pipe products would likely result in reduced demand of our products, adversely affecting our revenues, profitability and financial condition.

We have significant operations in various countries, including Argentina, Brazil, Canada, Colombia, Italy, Japan, Mexico, Nigeria, Romania and the United States, and we sell our products and services throughout the world. Therefore, like other companies with worldwide operations, our business and operations have been, and could in the future be, affected from time to time to varying degrees by political, economic and social developments and changes in, laws and regulations. These developments and changes may include, among others, nationalization, expropriations or forced divestiture of assets; restrictions on production, imports and exports, interruptions in the supply of essential energy inputs; exchange and/or transfer restrictions, inability or increasing difficulties to repatriate income or capital or to make contract payments; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns, including high incidences of crime and violence involving drug trafficking organizations that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases and changes in the interpretation, application or enforcement of tax laws and other retroactive tax claims or challenges; changes in laws, norms and regulations; cancellation of contract rights; and delays or denials of governmental approvals. As a global company, a portion of our business is carried out in currencies other than the U.S. dollar, which is the Company’s functional currency. As a result, we are exposed to foreign exchange rate risk, which could adversely affect our financial position and results of operations.

In 2009, Venezuela’s former President Hugo Chávez announced the nationalization of Tavsa, Matesi, Materiales Siderúrgicos S.A., or Matesi, and Complejo Siderurgico de Guayana, C.A., or Comsigua, and Venezuela formally assumed exclusive operational control over the assets of Tavsa. In 2010, Venezuela’s National Assembly declared Matesi’s assets to be of public and social interest and ordered the Executive Branch to take the necessary measures for the expropriation of such assets. Our investments in Tavsa, Matesi and Comsigua are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law. Tenaris has consented to the jurisdiction of the International Centre for Settlement of Investment Disputes, or ICSID, in connection with the nationalization process. In August 2011 and July 2012, respectively, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda, or Talta, initiated arbitration proceedings against Venezuela before the ICSID seeking adequate and effective compensation for the expropriation of their investments in Matesi and Tavsa and Comsigua. However, we can give no assurance that the Venezuelan government will agree to pay a fair and adequate compensation for our interest in Tavsa, Matesi and Comsigua, or that any such compensation will be freely convertible into or exchangeable for foreign currency. For further information on the nationalization of the Venezuelan subsidiaries, see note 30 “Nationalization of Venezuelan Subsidiaries” to our restated annual report for the year ended December 31, 2014.

A key element of our business strategy is to develop and offer higher value-added products and services and to continuously identify and pursue growth-enhancing strategic opportunities. We must necessarily base any assessment of potential acquisitions, joint ventures and investments, on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Failure to successfully implement our strategy, or to integrate future acquisitions and strategic investments, or to sell acquired assets or business unrelated to our business under favorable terms and conditions, could affect our ability to grow, our competitive position and our sales and profitability.

We may be required to record a significant charge to earnings if we must reassess our goodwill or other assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions. At June 30, 2015 we had $1,740 million in goodwill corresponding mainly to the acquisition of Hydril, in 2007 ($920 million) and Maverick, in 2006 ($675 million). As of December 31, 2014, we recorded an impairment charge of $206 million on the value of our welded pipe assets in Colombia and Canada, reflecting the decline in oil prices, their impact on drilling activity and consequently on the demand outlook for welded pipe products in the regions served by these facilities. Additionally, as of September 30, 2014 we also recorded a $161 million impairment on the carrying value of our investment in Usiminas. This action followed a discussion with the SEC Staff after which the Company revised the carrying value of its Usiminas investment as of September 30, 2014. If our management were to determine in the future that the goodwill or other assets were impaired, particularly as a consequence of deteriorating market conditions, we would be required to recognize a non-cash charge to reduce the value of these assets, which would adversely affect our results of operations.

Potential environmental, product liability and other claims arising from the inherent risks associated with the products we sell and the services we render, including well failures, line pipe leaks, blowouts, bursts and fires, that could result in death, personal injury, property damage, environmental pollution or loss of production could create significant liabilities for us. Environmental laws and regulations may, in some cases, impose strict liability (even joint and several strict liability) rendering a person liable for damages to natural resources or threats to public health and safety without regard to negligence or fault. In addition, we are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. The cost of complying with such regulations is not always clearly known or determinable since some of these laws have not yet been promulgated or are under revision. These costs, along with unforeseen environmental liabilities, may increase our operating costs or negatively impact our net worth.

We conduct business in certain countries known to experience governmental corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act, or FCPA.

As a holding company, our ability to pay expenses, debt service and cash dividends depends on the results of operations and financial condition of our subsidiaries, which could be restricted by legal, contractual or other limitations, including exchange controls or transfer restrictions, and other agreements and commitments of our subsidiaries.

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

BUSINESS OVERVIEW

Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited restated consolidated financial statements and the related notes included in our restated annual report for the year ended December 31, 2014, and is based on, and should be read in conjunction with, the unaudited consolidated condensed interim financial statements for the six-month period ended June 30, 2015, included in this half-year report.

Certain information contained in this discussion and analysis and presented elsewhere in this half-year report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements” in this half-year report. In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in “Principal Risks and Uncertainties”, other risk factors identified elsewhere in this half-year report and other factors that could cause results to differ materially from those expressed in such forward-looking statements.

Market Background and Outlook

Oil and gas drilling activity in North America continued to decline during the second quarter but, over the last month, the US rig count has shown signs of stabilizing at around 50% of last year’s level. The Canadian rig count is also down over 40% year on year. In most other areas of the world, oil and gas drilling activity continues to decline at a more gradual pace as companies reduce their investments, delaying projects as they adjust costs to the lower oil price environment.

Demand for OCTG products this year is being affected by the decline in drilling activity and by inventory adjustments which are ongoing in the Middle East, sub-Saharan Africa and in North America as the level of imports has declined.

We expect our revenues to decline further in the third quarter, when we will have an unusually low level of shipments of premium products. Average selling prices will be lower during the second half reflecting lower market prices and a less favorable product mix. Our margins in the third quarter will continue to be affected by low utilization of production capacity, but should improve in the fourth quarter as shipments start to recover.

Going into 2016, we expect shipments to continue to recover as customer inventory reductions come to an end and our margins will benefit from cost reduction measures and from the full impact of the current low raw material costs.

In the current difficult market conditions, we are advancing with the restructuring of our operations and remain focused on reducing our costs, strengthening our market position and enhancing our service deployment in key regions. Our expected cash flow will allow us to maintain our strong financial position.

Results of Operations

Unaudited consolidated condensed interim income statement

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Six-month period ended June 30,
	2015		2014
Continuing operations		%		%
Net sales	4,121,633	100.0	5,240,826	100.0
Cost of sales	(2,765,069)	(67.1)	(3,117,922)	(59.5)
Gross profit	1,356,564	32.9	2,122,904	40.5
Selling, general and administrative expenses	(873,727)	(21.2)	(1,007,097)	(19.2)
Other operating income (expense), net	7,658	0.2	(755)	(0.0)
Operating income	490,495	11.9	1,115,052	21.3
Finance income	23,085	0.6	27,120	0.5
Finance cost	(15,620)	(0.4)	(23,621)	(0.5)
Other financial results	(16,988)	(0.4)	39,464	0.8
Income before equity in earnings of non-consolidated companies and income tax	480,972	11.7	1,158,015	22.1
Equity in earnings of non-consolidated companies	12,184	0.3	33,188	0.6
Income before income tax	493,156	12.0	1,191,203	22.7
Income tax	(166,890)	(4.0)	(343,284)	(6.6)
Income for the period	326,266	7.9	847,919	16.2

Attributable to:
Owners of the parent	321,396	7.8	830,390	15.8
Non-controlling interests	4,870	0.1	17,529	0.3
	326,266	7.9	847,919	16.2

Selected consolidated financial position data

Thousands of U.S. dollars (except number of shares)	June 30,	December 31,
	2015	2014 Restated

Current assets	7,165,471	7,396,322
Property, plant and equipment, net	5,367,107	5,159,557
Other non-current assets	3,749,096	3,954,799
Total assets	16,281,674	16,510,678

Current liabilities	2,594,635	2,602,829
Non-current borrowings	25,557	30,833
Deferred tax liabilities	712,447	714,123
Other non-current liabilities	337,033	356,579
Total liabilities	3,669,672	3,704,364

Capital and reserves attributable to the owners of the parent	12,456,552	12,654,114
Non-controlling interests	155,450	152,200
Equity	12,612,002	12,806,314
Total liabilities and equity	16,281,674	16,510,N678
NNumber of shares outstanding	1,180,536,830	1,180,536,830

Six-month period ended June 30, 2015, compared to six-month period ended June 30, 2014

Summary

Our sales in the first half of 2015 declined 21% compared to the first half of 2014, mainly due to lower shipments of tubular products. EBITDA declined 44% to $792 million in the first half of 2015 compared to $1,421 million in the first half of the previous year, following the decline in sales and a reduction in the Ebitda margin, from 27.1% in the first half of 2014 to 19.2% in the first half of 2015. During the first half of 2015 we had severance costs amounting to $105 million, associated to the adjustment of the workforce to current market conditions. Net income attributable to owners of the parent during the first half of 2015 was $321 million, or $0.27 per share ($0.54 per ADS), which compares with $830 million, or $0.70 per share ($1.41 per ADS), in the first half of 2014. The 62% decline in net income mainly reflects a challenging operating environment affected by lower shipments, inefficiencies associated with low utilization of production capacity and severance costs to adjust the workforce to current market conditions.

Cash flow from operations amounted to $1,426 million during the first half of 2015, including working capital reductions of $912 million. Following a dividend payment of $354 million in May 2015, and capital expenditures of $523 million during the first half of 2015, we reached a net cash position (cash and other current investments less total borrowings) of $1.8 billion at the end of June 2015.

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,
	2015		2014		Increase / (Decrease)

Tubes	3,759	91%	4,865	93%	(23%)
Others	363	9%	376	7%	(4%)
Total	4,122	100%	5,241	100%	(21%)

Tubes

The following table indicates for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the six-month period ended June 30,
	2015	2014	Increase / (Decrease)

Seamless	1,149	1,372	(16%)
Welded	300	440	(32%)
Total	1,449	1,812	(20%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,
	2015		2014	Increase / (Decrease)
Net sales
- North America	1,549		2,154	(28%)
- South America	954		894	7%
- Europe	425		519	(18%)
- Middle East & Africa	654		1,096	(40%)
- Far East & Oceania	178		202	(12%)
Total net sales	3,759		4,865	(23%)
Operating income	469	†	1,099	(57%)
Operating income (% of sales)	12.5%		22.6%
†2015 first half Tubes operating income includes severance charges of $100 million. If these charges were not included operating income would have been $569 million with a margin of 15.1%.

Net sales of tubular products and services decreased 23% to $3,759 million in the first half of 2015, compared to $4,865 million in the first half of 2014, as a result of a 20% decline in shipments following the adjustment in oil and gas drilling activity in response to the collapse in oil and gas prices and inventory adjustments taking place in the Middle East and Africa and in the United States.

Operating income from tubular products and services decreased 57% to $469 million in the first half of 2015, from $1,099 million in the first half of 2014, following the decline in sales and a reduction in operating margins affected by inefficiencies associated with low utilization of production capacity and severance costs to adjust the workforce to current market conditions, which amounted to $100 million for the segment.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,
	2015	2014	Increase / (Decrease)

Net sales	363	376	(4%)
Operating income	22	16	34%
Operating income (% of sales)	5.9%	4.3%

Net sales of other products and services decreased 4% to $363 million in the first half of 2015, compared to $376 million in the first half of 2014, mainly due to lower sales of sucker rods, reflecting the decline in activity in the oil and gas business.

Operating income from other products and services increased 34%, to $22 million in the first half of 2015, compared to $16 million during the first half of 2014, mainly due to an improvement in the operating margins of the industrial equipment business in Brazil.

Selling, general and administrative expenses, or SG&A, amounted to $874 million in the first half of 2015 and $1,007 million in the first half of 2014, however, it increased as a percentage of net sales to 21.2% in the first half of 2015 compared to 19.2% in the first half of 2014 mainly due to the effect of fixed and semi fixed expenses on lower sales and the effect of $38 million in severance indemnities related to the adjustment of the workforce to current market conditions.

Financial results amounted to a loss of $10 million in the first half of 2015, compared to a gain of $43 million in the first half of 2014. Net finance income amounted to $7 million in the first half of 2015, compared to $3 million in the first half of 2014. In the first half of 2014 we had positive other financial results amounting to $39 million, mainly due to the positive impact from the Argentine peso devaluation against the U.S. dollar on our Argentine peso-denominated borrowings and liabilities.

Equity in earnings of non-consolidated companies generated a gain of $12 million in the first half of 2015, compared to a gain of $33 million in the first half of 2014. These results are mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax charges amounted to $167 million in the first half of 2015, equivalent to 34.7% of income before equity in earnings of non-consolidated companies and income tax, compared to $343 million in the first half of 2014, or 29.6% of income before equity in earnings of non-consolidated companies and income tax. During the first half of 2015, our tax rate was negatively affected by the effect of certain currencies devaluation against the U.S. dollar, on the tax base used to calculate deferred taxes at subsidiaries which have the U.S. dollar as their functional currency (e.g., Argentine and Mexican peso).

Income attributable to non-controlling interests amounted to $5 million in the first half of 2015, compared to $18 million in the first half of 2014. These results are mainly attributable to NKKTubes, our Japanese subsidiary.

Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,
	2015	2014

Net cash provided by operating activities	1,426	1,178
Net cash used in investing activities	(1,225)	(943)
Net cash used in financing activities	(91)	(196)
Increase (Decrease) in cash and cash equivalents	110	40

Cash and cash equivalents at the beginning of year	416	598
Effect of exchange rate changes	(10)	2
Increase (Decrease) in cash and cash equivalents	110	40
Cash and cash equivalents at period end (net of overdrafts)	517	640

	At June 30, 2015	At June 30, 2014
Cash and cash equivalents	519	642
Other investments	2,569	1,727
Borrowings	(1,261)	(1,086)
Net cash / (debt)	1,828	1,283

Net cash provided by operations during the first half of 2015 amounted to $1,426 million (including working capital reductions of $912 million), compared to $1,178 million in the first half of 2014.

Capital expenditures amounted to $523 million in the first half of 2015, compared to $412 million in the first half of 2014. The increase has to do mainly with the progress in the construction of the greenfield seamless facility in Bay City, Texas.

Following a dividend payment of $354 million in May 2015, our financial position at June 30, 2015, amounted to a net cash position (i.e., cash and other current investments less total borrowings) of $1.8 billion, compared with a net cash position of $1.3 billion at June 30, 2014.

MAIN EVENTS OF THE PERIOD

Annual General Meeting of Shareholders

On May 6, 2015, the Company’s annual general shareholders’ meeting approved all resolutions on its agenda.

Among other resolutions adopted at the meeting, the shareholders approved our previously issued audited consolidated financial statements as of and for the year ended December 31, 2014 and the annual accounts as at December 31, 2014, and acknowledged the related management and independent auditors’ reports and certifications. (Our audited restated consolidated financial statements for the year ended December 31, 2014, will be submitted to the consideration of our next annual general shareholders’ meeting to be held on May 4, 2016).

The meeting also approved the payment of a dividend for the year ended December 31, 2014, of $0.45 per share (or $0.90 per ADS), or approximately $531 million, which includes the interim dividend of $0.15 per share (or $0.30 per ADS) paid in November 2014. Tenaris paid the balance of the annual dividend in the amount of $0.30 per share ($0.60 per ADS), or approximately $354 million, in May 2015.

The annual general meeting of shareholders approved the re-election of the current members of the board of directors, each to hold office until the meeting that will be convened to decide on the 2015 accounts.

The board of directors subsequently confirmed and re-appointed Amadeo Vázquez y Vázquez, Jaime Serra Puche and Roberto Monti as members of Tenaris’s audit committee, with Mr. Vázquez y Vázquez to continue as chairman. All three members of the audit committee qualify as independent directors under the articles and applicable law.

The meeting appointed PricewaterhouseCoopers Société coopérative, Cabinet de révision agréé (member firm of PwC International Limited) as Tenaris’s independent auditors for the fiscal year ending December 31, 2015.

On May 6, 2015, the Company also held an extraordinary general meeting of shareholders, which decided to renew for a five-year period the authorization granted to its board of directors to issue shares within the limits of the authorized share capital without shareholder approval.

RELATED PARTY TRANSACTIONS

Tenaris is a party to several related party transactions, which include, among others, purchases and sales of goods (including steel pipes, flat steel products, steel bars, raw materials, gas and electricity) and services (including engineering services and related services) from or to entities controlled by San Faustin or in which San Faustin holds significant interests. Material related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of the Company’s articles of association and Luxembourg law. For further detail on Tenaris’s related party transactions, see Note 13 “Related party transactions” to our unaudited consolidated condensed interim financial statements included in this half-year report.

Management Certification

We confirm, to the best of our knowledge, that:

1.
the unaudited consolidated condensed interim financial statements prepared in conformity with International Financial Reporting Standards included in this half year report, give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A. and its consolidated subsidiaries, taken as a whole; and

2.
the interim management report included in this half year report, includes a fair review of the important events that have occurred during the six-month period ended June 30, 2015, and their impact on the unaudited consolidated condensed interim financial statements for such period, material related party transactions and a description of the principal risks and uncertainties they face.

/s/ Paolo Rocca

Chief Executive Officer
Paolo Rocca
August 5, 2015

/s/ Edgardo Carlos

Chief Financial Officer
Edgardo Carlos
August 5, 2015

Financial Information

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Tenaris S.A.

We have reviewed the accompanying consolidated condensed interim statement of financial position of Tenaris S.A. and its subsidiaries as of 30 June 2015, and the related consolidated condensed interim statements of income and of comprehensive income for each of the three-month and the six-month periods ended 30 June 2015 and 2014, and the consolidated condensed interim statements of changes in equity and of cash flows for the six-month periods ended 30 June 2015 and 2014. These consolidated condensed interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated condensed interim financial statements for them to be in conformity with International Accounting Standard 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board and adopted by the European Union.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position as of 31 December 2014, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for the year then ended (not presented herein), and in our report dated 29 May 2015, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated condensed interim statement of financial position as of 31 December 2014, is fairly stated in all material respects in relation to the consolidated statement of financial position from which it has been derived.

PricewaterhouseCoopers, Société coopérative	Luxembourg, 5 August 2015
Represented by

Mervyn R. Martins

PricewaterhouseCoopers, Société coopérative, 400 Route d’Esch, B.P. 1443, L-1014 Luxembourg
T: +352 494848 1, F:+352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)
R.C.S. Luxembourg B 65 477 - TVA LU25482518

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2015	2014	2015	2014
Continuing operations		(Unaudited)		(Unaudited)
Net sales	3	1,868,078	2,660,882	4,121,633	5,240,826
Cost of sales	4	(1,324,377)	(1,590,888)	(2,765,069)	(3,117,922)
Gross profit		543,701	1,069,994	1,356,564	2,122,904
Selling, general and administrative expenses	5	(437,620)	(518,237)	(873,727)	(1,007,097)
Other operating income (expense), net		5,041	(2,475)	7,658	(755)
Operating income		111,122	549,282	490,495	1,115,052
Finance Income	6	10,978	15,655	23,085	27,120
Finance Cost	6	(9,363)	(10,618)	(15,620)	(23,621)
Other financial results	6	(9,718)	(4,567)	(16,988)	39,464
Income before equity in earnings of non-consolidated companies and income tax		103,019	549,752	480,972	1,158,015
Equity in earnings of non-consolidated companies		4,269	14,367	12,184	33,188
Income before income tax		107,288	564,119	493,156	1,191,203
Income tax		(34,965)	(144,219)	(166,890)	(343,284)
Income for the period		72,323	419,900	326,266	847,919

Attributable to:
Owners of the parent		66,314	407,885	321,396	830,390
Non-controlling interests		6,009	12,015	4,870	17,529
		72,323	419,900	326,266	847,919
Earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		0.06	0.35	0.27	0.70
Basic and diluted earnings per ADS (U.S. dollars per ADS) (1)		0.11	0.69	0.54	1.41

 (1) Each ADS equals two shares.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)
Income for the period	72,323	419,900	326,266	847,919
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	(1,373)	4,428	(1,373)	4,428
Income tax on items that will not be reclassified	292	(1,165)	292	(1,165)
	(1,081)	3,263	(1,081)	3,263
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	49,861	(1,598)	(131,340)	11,312
Change in value of available for sale financial instruments and cash flow hedges	5,161	2,020	5,549	618
Share of other comprehensive income of non-consolidated companies:
- - Currency translation adjustment	879	12,078	(34,888)	12,506
- - Changes in the fair value of derivatives held as cash flow hedges and others	(2,943)	(339)	(3,696)	(904)
Income tax relating to components of other comprehensive income	204	5	(107)	33
Other comprehensive income (loss) for the period, net of tax	52,081	15,429	(165,563)	26,828
Total comprehensive income for the period	124,404	435,329	160,703	874,747
Attributable to:
Owners of the parent	118,258	423,386	155,940	857,273
Non-controlling interests	6,146	11,943	4,763	17,474
	124,404	435,329	160,703	874,747

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Restated Consolidated Financial Statements and notes for the fiscal year ended December 31, 2014.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At June 30, 2015		At December 31, 2014
	Notes	(Unaudited)		(Restated)
ASSETS
Non-current assets
Property, plant and equipment, net	8	5,367,107		5,159,557
Intangible assets, net	9	2,674,520		2,757,630
Investments in non-consolidated companies		596,561		643,630
Available for sale assets		21,572		21,572
Other investments		1,561		1,539
Deferred tax assets		207,360		268,252
Receivables		247,522	9,116,203	262,176	9,114,356
Current assets
Inventories		2,142,391		2,779,869
Receivables and prepayments		237,192		267,631
Current tax assets		165,998		129,404
Trade receivables		1,531,594		1,963,394
Other investments	10	2,569,066		1,838,379
Cash and cash equivalents	10	519,230	7,165,471	417,645	7,396,322
Total assets			16,281,674		16,510,678
EQUITY
Capital and reserves attributable to owners of the parent			12,456,552		12,654,114
Non-controlling interests			155,450		152,200
Total equity			12,612,002		12,806,314
LIABILITIES
Non-current liabilities
Borrowings		25,557		30,833
Deferred tax liabilities		712,447		714,123
Other liabilities		269,925		285,865
Provisions		67,108	1,075,037	70,714	1,101,535

Current liabilities
Borrowings		1,235,138		968,407
Current tax liabilities		181,233		352,353
Other liabilities		374,119		296,277
Provisions		16,796		20,380
Customer advances		213,670		133,609
Trade payables		573,679	2,594,635	831,803	2,602,829
Total liabilities			3,669,672		3,704,364
Total equity and liabilities			16,281,674		16,510,678

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Restated Consolidated Financial Statements and notes for the fiscal year ended December 31, 2014.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (2)	Total	Non- controlling interests	Total
									(Unaudited)
Balance at December 31, 2014	1,180,537	118,054	609,733	(678,008)	(317,799)	11,906,630	12,819,147	152,200	12,971,347
Restatement	-	-	-	19,724	-	(184,757)	(165,033)	-	(165,033)
Balance at December 31, 2014 (Restated)	1,180,537	118,054	609,733	(658,284)	(317,799)	11,721,873	12,654,114	152,200	12,806,314

Income for the period	-	-	-	-	-	321,396	321,396	4,870	326,266
Currency translation adjustment	-	-	-	(130,816)	-	-	(130,816)	(524)	(131,340)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(1,081)		(1,081)		(1,081)
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	5,025	-	5,025	417	5,442
Share of other comprehensive income of non-consolidated companies	-	-	-	(34,888)	(3,696)	-	(38,584)	-	(38,584)
Other comprehensive (loss) income for the period	-	-	-	(165,704)	248	-	(165,456)	(107)	(165,563)
Total comprehensive (loss) income for the period	-	-	-	(165,704)	248	321,396	155,940	4,763	160,703
Acquisition of non-controlling interests	-	-	-	-	659	-	659	(1,513)	(854)
Dividends paid in cash	-	-	-	-	-	(354,161)	(354,161)	-	(354,161)
Balance at June 30, 2015	1,180,537	118,054	609,733	(823,988)	(316,892)	11,689,108	12,456,552	155,450	12,612,002

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non- controlling interests	Total
									(Unaudited)
Balance at December 31, 2013	1,180,537	118,054	609,733	(406,744)	(305,758)	11,094,598	12,290,420	179,446	12,469,866

Income for the period	-	-	-	-	-	830,390	830,390	17,529	847,919
Currency translation adjustment	-	-	-	11,382	-	-	11,382	(70)	11,312
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	3,254	-	3,254	9	3,263
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	645	-	645	6	651
Share of other comprehensive income of non-consolidated companies	-	-	-	12,506	(904)	-	11,602	-	11,602
Other comprehensive income (loss) for the period	-	-	-	23,888	2,995	-	26,883	(55)	26,828
Total comprehensive income for the period	-	-	-	23,888	2,995	830,390	857,273	17,474	874,747
Acquisition of non-controlling interests	-	-	-	-	8	-	8	(148)	(140)
Dividends paid in cash	-	-	-	-	-	(354,161)	(354,161)	(48,289)	(402,450)
Balance at June 30, 2014	1,180,537	118,054	609,733	(382,856)	(302,755)	11,570,827	12,793,540	148,483	12,942,023

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of June 30, 2015 and 2014 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2) The Distributable Reserve and Retained Earnings as of June 30, 2015 calculated in accordance with Luxembourg Law are disclosed in Note 11.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Restated Consolidated Financial Statements and notes for the fiscal year ended December 31, 2014.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Six-month period ended June 30,
	Notes	2015	2014
Cash flows from operating activities		(Unaudited)
Income for the period		326,266	847,919
Adjustments for:
Depreciation and amortization	8 & 9	301,201	305,743
Income tax accruals less payments		(87,614)	58,411
Equity in earnings of non-consolidated companies		(12,184)	(33,188)
Interest accruals less payments, net		(2,613)	(18,056)
Changes in provisions		(7,190)	8,978
Changes in working capital		912,482	33,362
Other, including currency translation adjustment		(4,366)	(24,839)
Net cash provided by operating activities		1,425,982	1,178,330

Cash flows from investing activities
Capital expenditures	8 & 9	(523,187)	(412,222)
Changes in advance to suppliers of property, plant and equipment		15,899	(24,849)
Investment in non-consolidated companies	12	-	(1,380)
Net loan to non-consolidated companies	12	(9,749)	(28,648)
Proceeds from disposal of property, plant and equipment and intangible assets		1,873	6,606
Dividends received from non-consolidated companies		20,674	17,429
Changes in investments in short term securities		(730,687)	(500,075)
Net cash used in investing activities		(1,225,177)	(943,139)

Cash flows from financing activities
Dividends paid	7	(354,161)	(354,161)
Dividends paid to non-controlling interest in subsidiaries		-	(48,289)
Acquisitions of non-controlling interests		(854)	(140)
Proceeds from borrowings (*)		1,123,894	1,207,214
Repayments of borrowings (*)		(859,463)	(1,000,200)
Net cash used in financing activities		(90,584)	(195,576)

Increase in cash and cash equivalents		110,221	39,615
Movement in cash and cash equivalents
At the beginning of the period		416,445	598,145
Effect of exchange rate changes		(9,942)	2,064
Increase in cash and cash equivalents		110,221	39,615
At June 30,		516,724	639,824

		At June 30,
Cash and cash equivalents		2015	2014
Cash and bank deposits		519,230	642,382
Bank overdrafts		(2,506)	(2,558)
		516,724	639,824

(*) Mainly related to the renewal of short-term local facilities carried out during the six-month period ending June 30, 2015 and 2014, respectively.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Restated Consolidated Financial Statements and notes for the fiscal year ended December 31, 2014.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Dividend distribution
8	Property, plant and equipment, net
9	Intangible assets, net
10	Other investments and Cash and cash equivalents
11	Contingencies, commitments and restrictions to the distribution of profits
12	Investments in non-consolidated companies
13	Related party transactions
14	Fair value

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (Société Anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 29 to the Company’s audited Restated Consolidated Financial Statements for the year ended December 31, 2014.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s board of directors on August 5, 2015.

Restatement of 2014 Financial Statements

On May 28, 2015, the Company restated its Consolidated Financial Statements for the year ended December 31, 2014 to reduce the carrying amount of the Company’s investment in Usiminas. All information as of December 31, 2014 included in these Consolidated Condensed Interim Financial Statements is derived from the Company's audited Restated Consolidated Financial Statements for the year ended December 31, 2014.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Restated Consolidated Financial Statements for the year ended December 31, 2014. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Restated Consolidated Financial Statements for the year ended December 31, 2014, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and adopted by the European Union (“EU”).

The preparation of Consolidated Condensed Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris’ subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

There were no changes in valuation techniques during the period and there have been no changes in the risk management department or in any risk management policies since the year ended December 31, 2014.

Whenever necessary, certain comparative amounts have been reclassified to conform to change in presentation in current period.

None of the accounting pronouncements issued after December 31, 2014 and as of the date of these Financial Statements have a material effect on the Company’s financial condition or result of operations.

3	Segment Information

Reportable operating segment

(all amounts in thousands of U.S. dollars)	(Unaudited)
Six-month period ended June 30, 2015	Tubes	Other	Total
IFRS - Net Sales	3,758,824	362,809	4,121,633

Management View - Operating income	582,655	28,965	611,620
· Differences in cost of sales and others	(112,382)	(8,526)	(120,908)
· Depreciation and amortization	(1,284)	1,067	(217)
IFRS - Operating income	468,989	21,506	490,495
Financial income (expense), net			(9,523)
Income before equity in earnings of non-consolidated companies and income tax			480,972
Equity in earnings of non-consolidated companies			12,184
Income before income tax			493,156

Capital expenditures	499,890	23,297	523,187
Depreciation and amortization	290,811	10,390	301,201

(all amounts in thousands of U.S. dollars)	(Unaudited)
Six-month period ended June 30, 2014	Tubes	Other	Total

IFRS - Net Sales	4,864,780	376,046	5,240,826

Management View - Operating income	1,090,298	8,073	1,098,371
· Differences in cost of sales and others	8,924	7,878	16,802
· Depreciation and amortization	(162)	41	(121)
IFRS - Operating income	1,099,060	15,992	1,115,052
Financial income (expense), net			42,963
Income before equity in earnings of non-consolidated companies and income tax			1,158,015
Equity in earnings of non-consolidated companies			33,188
Income before income tax			1,191,203

Capital expenditures	398,735	13,487	412,222
Depreciation and amortization	294,792	10,951	305,743

In the six-month period ended June 30, 2015, net income under management view amounted to $193.6 million, while under IFRS amounted to $326.3 million. In addition to the above, the main differences arise from the impact of functional currencies on financial result, income taxes, changes in inventories standard costs and the result of investments in non-consolidated companies.

Geographical information

	(Unaudited)
(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Total
Six-month period ended June 30, 2015
Net sales	1,728,080	1,104,832	444,773	664,103	179,845	4,121,633
Capital expenditures	331,511	116,769	37,708	22,278	14,921	523,187
Depreciation and amortization	171,147	60,232	55,350	5,017	9,455	301,201

Six-month period ended June 30, 2014
Net sales	2,337,957	1,039,848	552,765	1,106,149	204,107	5,240,826
Capital expenditures	190,226	155,576	54,833	1,109	10,478	412,222
Depreciation and amortization	166,624	60,048	63,292	4,866	10,913	305,743

3	Segment Information (Cont.)

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the United States; “South America” comprises principally Argentina, Brazil, Colombia and Ecuador; “Europe” comprises principally Italy, United Kingdom, Norway and Romania; “Middle East and Africa” comprises principally Angola, Iraq, Nigeria, Saudi Arabia, United Arab Emirates, Kazakhstan and Congo and “Far East and Oceania” comprises principally China, Indonesia and Japan.

4	Cost of sales

	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2015	2014
	(Unaudited)
Inventories at the beginning of the period	2,779,869	2,702,647

Plus: Charges of the period
Raw materials, energy, consumables and other	1,029,991	1,993,006
Services and fees	178,859	221,228
Labor cost	532,134	604,348
Depreciation of property, plant and equipment	181,078	182,986
Amortization of intangible assets	11,280	6,192
Maintenance expenses	91,151	105,370
Allowance for obsolescence	35,350	(2,752)
Taxes	11,528	9,505
Other	56,220	69,427
	2,127,591	3,189,310

Less: Inventories at the end of the period	(2,142,391)	(2,774,035)
	2,765,069	3,117,922

For the six-month period ended June 30, 2015, labor cost includes approximately $66.9 million ($54.6 million in the second quarter) of severance indemnities related to the adjustment of the workforce to current market conditions.

5	Selling, general and administrative expenses

	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2015	2014
	(Unaudited)
Services and fees	84,144	96,703
Labor cost	316,079	301,311
Depreciation of property, plant and equipment	9,346	10,264
Amortization of intangible assets	99,497	106,301
Commissions, freight and other selling expenses	211,231	299,240
Provisions for contingencies	12,107	16,922
Allowances for doubtful accounts	17,166	30,014
Taxes	72,974	78,242
Other	51,183	68,100
	873,727	1,007,097

For the six-month period ended June 30, 2015, labor cost includes approximately $37.9 million ($33.9 million in the second quarter) of severance indemnities related to the adjustment of the workforce to current market conditions.

6	Financial results

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
	2015	2014
	(Unaudited)

Interest Income	17,373	17,428
Net result on changes in FV of financial assets at FVTPL	5,712	9,692
Finance Income	23,085	27,120
Finance Cost	(15,620)	(23,621)
Net foreign exchange transactions results (*)	(23,077)	57,718
Foreign exchange derivatives contracts results	8,634	(11,664)
Other	(2,545)	(6,590)
Other Financial results	(16,988)	39,464
Net Financial results	(9,523)	42,963

(*) For the six-month period ended June 30, 2015, include the negative impact from the Brazilian Real devaluation against the U.S. dollar denominated borrowings in Brazil. For the six-month period ended June 30, 2014 include the positive impact from the Argentine peso devaluation against the U.S. dollar on the Argentine peso denominated borrowings and liabilities.

7	Dividend distribution

On May 6, 2015 the Company’s Shareholders approved an annual dividend in the amount of $0.45 per share ($0.90 per ADS). The amount approved included the interim dividend previously paid in November 27, 2014 in the amount of $0.15 per share ($0.30 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 20, 2015. In the aggregate, the interim dividend paid in November 2014 and the balance paid in May 2015 amounted to approximately $531.3 million.

On May 7, 2014 the Company’s Shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 21, 2013 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 22, 2014. In the aggregate, the interim dividend paid in November 2013 and the balance paid in May 2014 amounted to approximately $507.6 million.

8	Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2015	2014
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	5,159,557	4,673,767
Currency translation adjustment	(87,732)	9,143
Additions (*)	484,078	373,419
Disposals	(1,358)	(6,079)
Transfers	2,986	(204)
Depreciation charge	(190,424)	(193,250)
At June 30,	5,367,107	4,856,796

(*)The increase is mainly due to the progress in the construction of the greenfield seamless facility in Bay City, Texas.

9	Intangible assets, net

(all amounts in thousands of U.S. dollars)	2015	2014
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	2,757,630	3,067,236
Currency translation adjustment	(7,941)	473
Additions	39,109	38,803
Transfers	(2,986)	204
Amortization charge	(110,777)	(112,493)
Disposals	(515)	(527)
At June 30,	2,674,520	2,993,696

10	Other investments and Cash and cash equivalents

(all amounts in thousands of U.S. dollars)	At June 30,	At December 31,
	2015	2014
Other investments	(Unaudited)
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	1,129,659	718,877
Bonds and other fixed Income	1,098,299	817,823
Fund Investments	341,108	301,679
	2,569,066	1,838,379
Cash and cash equivalents
Cash at banks	97,017	120,772
Liquidity funds	124,405	110,952
Short – term investments	297,808	185,921
	519,230	417,645

11	Contingencies, commitments and restrictions to the distribution of profits

Contingencies

This note should be read in conjunction with Note 25 to the Company’s audited Restated Consolidated Financial Statements for the year ended December 31, 2014.

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration litigation and settlement strategies. The Company believes that the aggregate provisions recorded for potential losses in these financial statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris’ results of operations, financial condition, net worth and cash flows.

Set forth below is a description of Tenaris' material ongoing legal proceedings:

▪	Tax assessment in Italy

An Italian subsidiary of Tenaris received on December 24, 2012 a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. The assessment, which was for an estimated amount of EUR282 million (approximately $316 million), comprising principal, interest and penalties, was appealed with the tax court in Milan. In February 2014, the tax court issued its decision on this tax assessment, partially reversing the assessment for 2007 and lowering the claimed amount to approximately EUR9 million (approximately $10 million), including principal, interest and penalties. On October 2, 2014, the Italian tax authorities appealed against the tax court decision on the first assessment. On June 12, 2015, the tax court accepted the defense arguments by the Tenaris subsidiary and rejected the appeal by the Italian tax authorities, thus reversing the entire 2007 assessment and recognizing that the dividend payment was exempt from withholding tax.

11	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪	Tax assessment in Italy (Cont.)

On December 24, 2013, the Italian subsidiary received a second tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2008. This second assessment, based on the same arguments of the first assessment, is for an estimated amount, as of June 30, 2015, of EUR248 million (approximately $277 million), comprising principal, interest and penalties. On February 20, 2014, the assessment for 2008 was appealed with the tax court in Milan. A first hearing on this appeal was held on June 22, 2015, and a new hearing will take place on October 12, 2015.

Based on the tax court decisions on the first assessment, Tenaris believes that it is not probable that the ultimate resolution of either the first or the second tax assessment will result in a material obligation.

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares

In 2013, Confab was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court issued its decision finding in favor of Confab and the other defendants and dismissing the CSN lawsuit. The claimants appealed the court decision and the defendants filed their response to the appeal. It is currently expected that the court of appeals will issue its judgment on the appeal within 2015.

The Company is aware that on November 10, 2014, CSN filed a separate complaint with Brazil’s securities regulator Comissão de Valores Mobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. The CVM proceeding is underway and the Company has not yet been served with process or requested to provide its response.

Finally, on December 11, 2014, CSN filed a claim with Brazil’s antitrust regulator Conselho Administrativo de Defesa Econômica (CADE). In its claim, CSN alleged that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders’ right to a tag-along tender offer, and requested that CADE investigate and reopen the antitrust review of the acquisition and suspend the Company’s voting rights in Usiminas until the review is completed. On May 6, 2015, CADE rejected CSN’s claim. CSN did not appeal the decision and on May 19, 2015, CADE finally closed the file.

Tenaris believes that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel and previous decisions by CVM, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement, and, more recently, the first instance court decision on this matter first referred to above. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

11	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Commitments

Set forth is a description of Tenaris’ main outstanding commitments:

▪
A Tenaris company is a party to a contract with Nucor Corporation under which it is committed to purchase on a monthly basis a minimum volume of hot-rolled steel coils at prices that are negotiated annually by reference to prices to comparable Nucor customers. The contract became effective in May 2013 and will be in force until December 2017; provided, however, that either party may terminate the contract at any time after January 1, 2015 with 12-month prior notice. Due to the current weak pipe demand associated with the reduction in drilling activity, the Company reached a temporary agreement with Nucor to purchase steel volumes in accordance with its needs. As of June 30, 2015, the estimated aggregate contract amount through June 30, 2016, calculated at current prices, is approximately $249 million.

▪
A Tenaris company, entered into various contracts with suppliers pursuant to which it committed to purchase goods and services for a total amount of approximately $444.7 million related to the investment plan to expand Tenaris’ U.S. operations with the construction of a state-of-the-art seamless pipe mill in Bay City, Texas. As of June 30, 2015 approximately $570 million had already been invested.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2014, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2014	21,072,180
Total equity in accordance with Luxembourg law	22,980,504

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of June 30, 2015, this reserve was fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2014, distributable amount under Luxembourg law totals $21.7 billion, as detailed below:

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2013 under Luxembourg law	21,899,189
Other income and expenses for the year ended December 31, 2014	(295,767)
Dividends approved	(531,242)
Retained earnings at December 31, 2014 under Luxembourg law	21,072,180
Share premium	609,733
Distributable amount at December 31, 2014 under Luxembourg law	21,681,913

12	Investments in non-consolidated companies

a)	Ternium

Ternium S.A. (“Ternium”), is a steel producer in Latin America with production facilities in Mexico, Argentina, Colombia, United States and Guatemala and is one of Tenaris’ suppliers of round steel bars and flat steel products for its pipes business.

At June 30, 2015, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $17.3 per ADS, giving Tenaris’ ownership stake a market value of approximately $397.6 million (Level 1). At June 30, 2015, the carrying value of Tenaris’ ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $499.8 million.

b)	Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries and it is Tenaris’ principal supplier of flat steel in Brazil for its pipes and industrial equipment businesses.

The last public available information for Usiminas is as of March 31, 2015, which was approved on April 22, 2015. Usiminas’ interim accounts for the three-months period ended March 31, 2015, stated that revenues, post-tax loss from continuing operations and shareholders’ equity amounted to $934 million, $86 million and $5,126 million, respectively.

At June 30, 2015, the closing price of the Usiminas’ ordinary shares as quoted on the BM&FBovespa Stock Exchange was BRL13.3 (approximately $4.3) per share, giving Tenaris’ ownership stake a market value of approximately $106.8 million (Level 1). At June 30, 2015, the carrying value of Tenaris’ ownership stake in Usiminas, was approximately $94.1 million.

c)	Techgen, S.A. de C.V. (“Techgen”)

Techgen is a Mexican project company currently undertaking the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. As of February 2014, Tenaris, Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium) completed their initial investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Tenaris and Ternium also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of between 850 and 900 megawatts.

▪
Techgen is a party to transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for a purchasing capacity of 150,000 MMBtu/Gas per day starting on June 1, 2016 and ending on May 31, 2036. As of June 30, 2015, the outstanding value of this commitment was approximately $285 million. Tenaris’ exposure under the guarantee in connection with these agreements amounts to $62.6 million, corresponding to the 22% of the agreements’ outstanding value as of June 30, 2015.

▪
Techgen is a party to a contract with GE Power Systems, Inc. and General Electric International Operations Company, Inc. Mexico Branch for the purchase of power generation equipment and other services related to the equipment for an outstanding amount of approximately $238 million. These agreements required Techgen to issue stand-by letters of credit up to an amount of $47.5 million. Tenaris’ exposure under the guarantee in connection with these stand-by letters of credit issued by Techgen is of $4.7 million.

▪
Tenaris issued a Corporate Guarantee covering 22% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement amounted to $800 million and the proceeds will be used by Techgen in the construction of the facility. As of June 30, 2015, disbursements under the loan agreement amounted $640 million, as a result the amount guaranteed by Tenaris was approximately $140.8 million. If the loan is disbursed in full, the amount guaranteed by Tenaris will be approximately $176 million. The main covenants under the Corporate Guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio).

13	Related party transactions

As of June 30, 2015:

▪
San Faustin S.A., a Luxembourg public limited liability company (Société Anonyme) (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg private limited liability company (Société à Responsabilité Limitée) (“Techint”).

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’ directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”.

The following transactions were carried out with related parties.

	(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
		2015	2014
(i)	Transactions	(Unaudited)
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	16,072	12,246
	Sales of goods to other related parties	47,502	51,019
	Sales of services to non-consolidated parties	4,722	5,059
	Sales of services to other related parties	2,553	1,603
		70,849	69,927

	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	175,698	143,723
	Purchases of goods to other related parties	8,461	8,901
	Purchases of services to non-consolidated parties	6,624	15,813
	Purchases of services to other related parties	44,952	43,565
		235,735	212,002

	(all amounts in thousands of U.S. dollars)	At June 30,	At December 31,
		2015	2014
(ii)	Period-end balances	(Unaudited)
	(a) Arising from sales / purchases of goods / services
	Receivables from non-consolidated parties	70,624	104,703
	Receivables from other related parties	33,394	31,628
	Payables to non-consolidated parties	(39,065)	(53,777)
	Payables to other related parties	(14,710)	(28,208)
		50,243	54,346

	(b) Financial debt
	Borrowings from other related parties	-	(200)
		-	(200)

14	Fair Value

▪	Measurement

IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level.

The following table presents the assets and liabilities that are measured at fair value as of June 30, 2015 and December 31, 2014:
June 30, 2015	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	519,230	-	-	519,230
Other investments	1,636,852	932,214	1,561	2,570,627
Derivatives financial instruments	-	14,633	-	14,633
Available for sale assets	-	-	21,572	21,572
Total	2,156,082	946,847	23,133	3,126,062
Liabilities
Derivatives financial instruments	-	48,066	-	48,066
Total	-	48,066	-	48,066

December 31, 2014	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	417,645	-	-	417,645
Other investments	1,277,465	560,914	1,539	1,839,918
Derivatives financial instruments	-	25,588	-	25,588
Available for sale assets	-	-	21,572	21,572
Total	1,695,110	586,502	23,111	2,304,723
Liabilities
Derivatives financial instruments	-	56,834	-	56,834
Total	-	56,834	-	56,834
(*) Main balances included in this level correspond to Available for sale assets related to Tenaris’ interest in the nationalized Venezuelan companies. For further detail regarding Available for sale assets, see Note 30 to the Company’s audited Restated Consolidated Financial Statements for the year ended December 31, 2014.

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

There were no transfers between Level 1 and 2 during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data where available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date.

14	Fair Value (Cont.)

▪	Estimation

Financial assets or liabilities classified as assets at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

For the purpose of estimating the fair value of Cash and cash equivalents and Other Investments expiring in less than ninety days from the measurement date, the Company usually chooses to use the historical cost because the carrying amount of financial assets and liabilities with maturities of less than ninety days approximates to their fair value.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed, they are classified under other financial liabilities and measured at their carrying amount. Tenaris estimates that the fair value of its main financial liabilities is approximately 100.1% and 100.4% of its carrying amount including interests accrued as of June 30, 2015 and 2014, respectively. Tenaris estimates that a change of 100 basis points in the reference interest rates would have an estimated impact of approximately 0.4% and 0.3% in the fair value of borrowings as of June 30, 2015 and 2014, respectively. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

Edgardo Carlos
Chief Financial Officer

Investor Information

Investor Relations Director
Giovanni Sardagna

Luxembourg Office

29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(352) 26 47 89 78 tel
(352) 26 47 89 79 fax

Phones
USA 1 888 300 5432
Argentina (54) 11 4018 2928	General Inquiries
Italy (39) 02 4384 7654	investors@tenaris.com
Mexico (52) 229 989 1100

Stock Information
New York Stock Exchange (TS)	ADS Depositary Bank
Mercato Telematico Azionario (TEN)	Deutsche Bank
Mercado de Valores de Buenos Aires (TS)	CUSIP No. 88031M019
Bolsa Mexicana de Valores, S.A. de C.V. (TS)

Internet
www.tenaris.com